CM



OM
Exp
Esti
hour

02006139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 28 2002
354
PROCESSING

SEC FILE NUMBER
8-53003

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FV 3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Rhone Group Advisors L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Sobel **(212) 338-0090**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RHÔNE GROUP ADVISORS LLC

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ❑ (c) Statement of Income.
- ❑ (d) Statement of Cash Flows.
- ❑ (e) Statement of Changes in Member's Equity.
- ❑ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

630 Fifth Avenue New York, NY 10111 Tel 212 218 6700 Fax 212 218 6789


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of
Rhône Group Advisors L.L.C.:

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (a Delaware limited liability company) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
February 19, 2002

RHÔNE GROUP ADVISORS L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 5,905,757
PREPAID ASSETS	13,837
Total assets	$ 5,919,594

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 4,594,000
MEMBER'S EQUITY	1,325,594
Total liabilities and member's equity	$ 5,919,594

The accompanying notes are an integral part of this statement.

RHÔNE GROUP ADVISORS L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed by Rhône Group L.L.C. ("Group") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling limited partnerships in primary distributions, private placement of securities and financial advisory services. (Prior to forming the Company, Group had been a registered broker-dealer from December 1996 to March 2002.) The Company is exempt from SEC Rule 15c3-3 pursuant to section k(2)(i) of that rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with maturities of up to three months when acquired to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

Federal income taxes have not been provided for on the profits of the Company as the member is individually liable for their own tax payments.

RHÔNE GROUP ADVISORS L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or one-eighth of aggregate indebtedness during its first year of operations and one-fifteenth subsequently. As of December 31, 2001, the Company had net capital of $1,295,002, which was $720,752 in excess of its minimum net capital requirement of $574,250. The ratio of aggregate indebtedness to net capital was 3.55 to 1.

5. RELATED PARTY TRANSACTIONS

The Company entered into an Administrative Services Agreement (the "Agreement") with Group on September 18, 2000. Group agrees to pay all of the operating expenses of the Company and to furnish or perform all administrative and support services required by the Company in connection with its business as a securities broker-dealer. To the extent permissible, the Company and Group will arrange to have all bills for such expenses rendered directly to and payable by Group. Insofar as this may not be possible, Group will reimburse the Company for any of the foregoing expenses within five business days of request by the Company for such reimbursement. In consideration of the foregoing services, the Company agrees to pay Group a Service Fee equal to 90% of the cash collected net revenues of the Company for each calendar month during the term of the Agreement. There were no differences between cash collected net revenues and accrual based revenues for the year ended December 31, 2001.

The business of the Company as a broker-dealer in securities and a member of the NASD is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation of the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement shall continue in effect for one year from the date that the Company was approved as a member of the NASD, and thereafter until terminated by either party upon five business days' prior written notice to the other party, provided, however, that no such termination shall be effective before the expiration of one full year (365 days) from the date of the approval of such membership in the NASD.


ANDERSEN

To the Member of
Rhône Group Advisors L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedules of Rhône Group Advisors L.L.C. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives. In addition, no facts came to our attention indicating that the exemptive provision rule 15c3-3 had not been complied with during the year.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 19, 2002